UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated June 6, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: June 7, 2007	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

News Release 07-12 June 6, 2007

PORTAL RESOURCES NEGOTIATES FOUR MILLION DOLLAR PRIVATE PLACEMENT

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that it has negotiated a $4,000,000 non-brokered private placement. The placement consists of 6,153,846 units at a price of $0.65 per unit. Each unit consists of one common share and a one half share purchase warrant. Each whole share purchase warrant will be exercisable for one common share at a price of $0.85 for a period of 12 months. Company officers and directors will purchase a portion of the private placement.

The proceeds will be used to advance exploration on Portal Resources’ uranium, gold/silver and copper/gold exploration projects in Argentina and for general working capital purposes. A seven percent finder's fee will be paid on a portion of the placement in cash or units.

Portal Resources also has, subject to regulatory approval, granted to a consultant to the Company incentive stock options to purchase an aggregate of 200,000 common shares.  The options are exercisable until June 6, 2012 at an exercise price of $0.70 per share. The options were granted under the Company’s Incentive Stock Option Plan.

Portal Resources Ltd. was founded in 2004 and is a uranium, precious and base metal exploration company focused on assets in Argentina.  The Company currently controls approximately 1,300 square miles of mineral rights in three primary project areas. A description of these projects, including maps and photographs, can be viewed on the Company’s website at: www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.